Andrew W. Myers

April 25, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Michael Kearney, Branch Chief Division of Corporation Finance
Re:	Harbor Acquisition Corporation Registration Statement No. 333-126300

Dear Mr. Kearney:

In response to our conversation today, this serves to confirm that the disclosure in the above-referenced Registration Statement on Form S-1, as amended, that purchasers of the warrants in the private placement will be limited to officers, directors and initial stockholders is correct in spite of language in the Warrant Placement Agreement that allows for "nominees" of such persons to purchase such securities. The Company will modify Section 1 of the Warrant Placement Agreement to remove the reference to nominees.

If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,

/s/ Andrew D. Myers

Andrew D. Myers

ADM:ran
Enclosures

cc:
Mr. Robert J. Hanks
Mr. David A. Dullum
Elizabeth Hughes, Esquire
William F. Griffin, Jr., Esquire

direct 617-589-3835 direct fax 617-305-3102
 email amyers@davismalm.com